FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
1934

January 7th , 2005

NOVA MEASURING INSTRUMENTS LTD.

Building 22 Weitzmann Science Park, Rehovoth
P.O.B 266

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes ☐ No ☒

If“Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.

Attached hereto and incorporated by way of reference herein the Registrants notice regarding Present at The Seventh Annual Needham Growth Conference

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

January 7th, 2005	Nova Measuring Instruments Ltd Nova Measuring Instruments Ltd (the “Registrant”) BY: /S/ Chai Toren —————————————— Chai Toren Chief Financial Officer

Company Contact: Chai Toren, CFO and Vice President Nova Measuring Instruments Ltd. Tel: 972-8-938-7505 E-mail: info@nova.co.il http://www.nova.co.il	Investor relations Contacts: Ehud Helft / Kenny Green Gelbart Kahana Investor Relations Tel: +1-866-704-6710 E-mail : Ehud@gk-biz.com Kenny@gk-biz.com

NOVA MEASURING INSTRUMENTS TO PRESENT AT THE

SEVENTH ANNUAL NEEDHAM GROWTH CONFERENCE

Rehovoth, Israel, January 7th 2005 – Nova Measuring Instruments (NASDAQ: NVMI), a worldwide leader in the development, design and production of integrated process control systems in the semiconductor manufacturing industry, announced today that the company will be presenting at the Seventh Annual Needham Growth Conference to be held at:

The New York Palace Hotel
455 Madison Avenue
New York, New York
on
Wednesday, January 12th 2005 at 10:00am.

Presenting the company will be Dr. Giora Dishon, President and CEO of Nova Measuring Instruments. Dr. Giora Dishon will also be available for one-on-one meetings with investors at the conference on Wednesday, January 12th, 2005 after the presentation.

In addition, a live audio webcast and recording of Dr. Dishon's presentation will be available online from Nova's website at: http://www.nova.co.il

About Nova
Nova Measuring Instruments Ltd. develops, designs and produces integrated process control systems for the semiconductor manufacturing industry. Nova provides a broad range of integrated process control solutions that link between different semiconductor processes and process equipment. The Company’s web site is www.nova.co.il.